

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-mail
Mr. Kurt Adzema
Executive Vice President and Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

> **Re:** **Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed June 29, 2012**
> **File No. 000-27999**

Dear Mr. Adzema:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 31

1. We see that you report sales in two buckets by end use—data communications and telecommunications. We also note that some your customers would appear to be involved in both end markets and that the notes to your audited financial statements do not make product line disclosure specific to the end markets. Accordingly, please tell us, with a view toward future disclosure, how you analyze sales in arriving at the amounts presented as Datacom versus Telecom in MD&A. Clarify how you determine the particular end use of the sales of your optical subsystems and components.

2. We see that your gross profit as a percentage of revenues decreased from 32.9% in fiscal 2011 to 28.7% in fiscal 2012 and you indicate that this change is due to numerous things, including: a decline in average selling prices, reduced material costs, under-utilization of certain manufacturing facilities, higher amortization, higher net charges for excess and obsolete inventory, and the consolidation of the results of Ignis whose products have a lower than the overall corporate average gross margin. For greater clarity regarding the relative significance of the factors you cite in explaining changes in your operating results, in future filings, when you cite multiple factors, please quantify the impact of the individual factors identified, where practical.

3. In this regard, we note from your discussion that gross margin declined, in part, because of lower average selling prices. We also see that the impact of reduced selling prices is regularly addressed in your earnings calls and that you state in your filing that the market for your products is characterized by declining average selling prices. However, we see that the discussion of revenues from your two product groups does not quantify and describe the impact of changes in prices on revenues. In future filings, to the extent material to an understanding of your revenues, please also address the impact of changes in prices. Refer to Item 303(A)(3) of Regulation S-K.

4. We see a risk factor that stating that for various reasons related to the markets you serve, you must continually introduce new products that achieve market acceptance. Accordingly, tell us why the MD&A discussion of revenues does not describe new product introductions and the impact of new products on your revenues.   Refer to Item 303(A)(3) of Regulation S-K and Securities Act Release 33-8350.

5. With respect to telecom, please tell us, with a view toward disclosure in future filings, what you mean when you indicate that there were adjustments of inventory levels at some of your customers and the underlying causes of those adjustments. Further, we also note that you cite the cyclical nature of the telecom industry as causative factor. However, the disclosure appears to be a general statement about the industry rather than a specific statement about the circumstances leading to lower telecom revenues. Accordingly, please tell us, with a view toward future disclosure, the actual state of the industry cycle in 2012 leading to lower telecom revenues. In that regard, it appears that the general statement you make about telecom revenues could also be used to describe an increase in those revenues. Refer to Section III.B. of Securities Act Release 33-8350.

6. We see from your segment footnote that sales increased significantly in Malaysia in fiscal 2012, by approximately 38%. In future filings, to the extent important to an understanding of the nature and composition of your revenues please also discuss reasons for material changes in the geographic mix.

Item 8. Financial Statements, page 39

Note 2. Summary of Significant Accounting Policies, page 41

Concentrations of Risk

7. We note your disclosure that Cisco and Huawei each represented more than 10% of total revenues during fiscal 2012 and three companies, Cisco, Huawei and Alcatel-Lucent, each represented more than 10% of total revenues in fiscal 2011. In future filings please disclose the total amount of revenues from each customer whose sales amount to greater than 10% of your revenues. We refer you to FASB ASC 280-10-50-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Gary Todd, Reviewing Accountant, at (202) 551-3605, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief